Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT, this (“Agreement”), is made this 13th day of November, 2019, between Clarion County Community Bank, a Pennsylvania banking institution, (the “Bank”), and James L. Kifer, Chief Executive Officer, President and Chief Financial Officer, an adult individual the (“Executive”).

WHEREAS, the Executive is currently the Chief Executive Officer, President and Chief Financial Officer of the Bank; and

WHEREAS, the Bank is being sometimes referred to in this Agreement as the (“Employer”), and

WHEREAS, the Executive and the Bank have agreed that the Executive will continue to serve the Bank in an executive capacity under the terms and conditions set forth herein, and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and intending to be legally bound hereby, the parties agree as follows:

1. EMPLOYMENT AND EMPLOYMENT TERM. The Bank hereby shall employ the Executive and the Executive hereby accepts employment with the Bank for a term of thirty-six (36) months commencing on January 1, 2020, and ending on December 31, 2022 (“Termination Date”), unless sooner terminated as hereinafter provided. On the Termination Date, while the Executive is employed by the Bank, the terms of the Executive’s employment shall be automatically extended for successive additional terms of one year, unless Executive or the Bank give written notice to the other on or before September 1, 2019 and every September 1st thereafter, prior to the Termination Date of the then current term of intention not to renew. Should the Bank not renew Executive’s employment by written notice on or before September 1, 2022, or every September 1st thereafter, the Termination Date of Executive’s employment will be December 31, 2022, or every December 31st thereafter. The Bank and Executive, from the date of written notice of non-renewal to the Termination Date of the Executive’s employment, can enter into a new Executive Employment Agreement before the Termination Date of Executive’s employment. Notwithstanding the foregoing, the term of Executive’s employment can be terminated pursuant to the provisions of Paragraph 10 herein; provided, however, the parties agree that in no event shall the term of Executive’s employment hereunder extend beyond December 31st in the calendar year in which Executive’s 67th birthday occurs (that is, December 31, 2028.)

2. POSITION, DUTIES, AND PLACE OF EMPLOYMENT. The Executive shall serve as the Chief Executive Officer, President and Chief Financial Officer of the Bank, reporting only to the Board of Directors, and shall have responsibilities of the Chief

Executive Officer, President and Chief Financial Officer as set forth in the Human Resource Committee’s approved job description hereof, as the same may be modified from time to time by the Bank provided such duties are consistent with the Executive’s position as the Chief Executive Officer, President and Chief Financial Officer of the Bank. The Executive’s primary office shall be located at such place as the Bank’s Board of Directors shall determine. If the Bank determines the position of Chief Executive Officer and Chief Financial Officer will be separated, this contract will be re-negotiated.

3. ENGAGEMENT IN OTHER EMPLOYMENT. The Executive shall devote all his ability and attention to the business of the Bank during the term of this Agreement. The Executive shall, during the term of this Agreement, notify the Bank’s Board of Directors in writing and receive written approval from the Executive’s Supervisor before the Executive engages in any other business or commercial activities, duties or pursuits, including but not limited to, directorships of other companies. Under no circumstance, during the term of this Agreement, may the Executive engage in any business or commercial activities, duties or pursuits which compete with the business or commercial activities of the Employer, nor may the Executive serve as a director or officer or in any other capacity in a company which competes with the Employer, Executive shall not be precluded, however, from engaging in voluntary or philanthropic endeavors, from engaging in activities designed to maintain and improve his professional skills, or from engaging in activities incident or necessary to personal investments, so long as they are, in the Bank’s Board of Director’s reasonable opinion, not in conflict with or detrimental to the executive’s rendition of services on behalf of the Bank. Executive shall not serve as fiduciary in connection with the administration of any trust, estate, agency or other fiduciary relationship without the prior approval from the Bank’s Board of Directors, other than as a fiduciary on behalf of, or in connection with, the settlement of an estate of a member of the Executive’s immediate family (i.e., spouse, parent, child, or sibling).

4. COMPENSATION.

a. Annual Base Salary. As compensation for services rendered to the Bank under this Agreement, the Executive shall be entitled to receive from the Bank, an annual base salary of $175,000.00 dollars per year in year one, $177,500.00 dollars per year in year two, and $180,000 per year in year three, (the “Annual Base Salary”) payable in substantially equal bi-weekly installments (or such other intervals as established by the Bank’s payroll policy) prorated for any partial employment period, except in cases of national financial depression or emergency, which would in fact threaten the financial viability of the bank, when compensation reduction has been implemented by the Bank’s Board of Directors for all the Bank’s staff) as may be set by the Bank’s Board of Directors, taking into account the position and duties on Executive’s performance, the financial performance of the Bank and other relevant factors.

b. Bonus. The Bank’s Board of Directors in its sole discretion may provide an incentive bonus program to the Executive in such an amount or nature as it may deem appropriate based on Executive’s performance, the financial performance of the Bank and other relevant factors.

5. FRINGE BENEFIT, VACATION, EXPENSES AND PERQUISITES.

a. Benefit Plans. The Executive shall be entitled to participate in or receive benefits under all Bank employee benefit plans including, but not limited to, any pension plan, profit-sharing plan, savings plan, life insurance plan or disability insurance plan, as made available by the Bank to its employees, subject to and on a basis consistent with terms, conditions, and overall administration of such plans and arrangements, and provided, further, that such participation does not violate any state or federal law, rule, or regulation. The Executive is also covered under a SERP plan and a life insurance contract under a BOLI plan.

b. Business Expenses. During the term of his employment hereunder, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him (in accordance with the policies and procedures established by the Bank’s Board of Directors for its senior executive officers) in performing services hereunder, provided that the Executive properly accounts therefrom in accordance with Bank policy.

c. Vacation, Holiday, Sick Days and Personal Days. The Executive shall be entitled to the number of paid vacation days in each calendar year determined by the Bank from time to time for its senior executive officers, but not less than 20 business days per calendar year (prorated in any calendar year during which the Executive is employed hereunder for less than the entire such year in accordance with the number of days in such calendar year during which he is so employed). The Executive shall also be entitled to all paid holidays, sick days and personal days provided to the Bank to its regular full-time employees and senior executive officers.

d. Auto allowance. During the term of his employment the Executive shall be entitled to a monthly $500.00 dollar automobile allowance.

e. Internal Revenue Code Section 409A.

(i)

Notwithstanding anything in this Agreement to the contrary, the receipt of any benefits under this Agreement as a result of a termination of employment shall be subject to satisfaction of the condition precedent that Executive undergo a “separation from service” within the meaning of Treas. Reg. § 1.409A-1(h) or any successor thereto. In addition, if Executive is deemed to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provisions of any benefit that is required to be delayed pursuant to Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six (6) month period measured from the date of Executive’s “separation from service” (as such term is defined in Treas. Reg. § 1.409A-1(h)), or (ii) the date of Executive’s death (the “Delay Period”). Within ten (10) days following the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. Notwithstanding the foregoing, to the extent that the foregoing applies to the provision of any ongoing welfare benefits to Executive that would not be required to be delayed if the premiums therefore were paid by Executive, Executive shall pay the full costs of premiums for such welfare benefits during the Delay Period and the Bank shall pay Executive an amount equal to the amount of such premiums paid by Executive during the Delay Period within ten (10) days after the conclusion of such Delay Period.

(ii)

Except as otherwise expressly provided herein, to the extent any expense reimbursement or other in-kind benefit is determined to be subject to Code Section 409A, the amount of any such expenses eligible for reimbursement or in-kind benefits in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits in any other taxable year (except under any lifetime limit applicable to expenses for medical care), in no event shall any expenses be reimbursed or in-kind benefits be provided after the last day of the calendar year following the calendar year in which Executive incurred such expenses or received such benefits, and in no event shall any right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.

(iii)

Any payments made pursuant to Sections 10(e) or 10(f), to the extent of payments made from the date of termination through March 15th of the calendar year following such date, are intended to constitute separate payments for purposes of Treas. Reg. §1.409A-2(b)(2) and thus payable pursuant to the “short-term deferral” rule set forth in Treas. Reg. §1.409A-1(b)(4); to the extent such payments are made following said March 15th, they are intended to constitute separate payments for purposes of Treas. Reg. §1.409A-2(b)(2) made upon an involuntary termination from service and payable pursuant to Treas. Reg. §1.409A-1(b)(9)(iii), to the maximum extent permitted by said provision.

(iv)

To the extent it is determined that any benefits described in Sections 10(e) or 10(f) are taxable to Executive, they are intended to be payable pursuant to Treas. Reg. §1.409A-1(b)(9)(v), to the maximum extent permitted by said provision.

6. NON-DISCLOSURE TRADE/SECRET. During the term of his employment hereunder, or at any later time, the Executive shall not, without the written consent of the Bank’s Board of Directors or a person authorized thereby, knowingly disclose to any person, other than an employee of the Employer, or to a person to whom disclosure is reasonable, necessary or appropriate in connection with the performance by the Executive of his duties as an executive of the Bank, any confidential information obtained by the Executive while in the employ of the Bank with respect to any of the Employer’s services, products, improvements, formulas, designs or styles, processes, customers methods of business practices, the disclosure of which could be or will be materially damaging to the Employer, provided, however that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by the Executive or any person with the assistance, consent or direction of the Executive) or any information of a type not otherwise considered confidential by persons engaged in the same business or a business similar to that conducted by the Employer or any information that must be disclosed as required by law. This provision shall survive termination of the Executive’s employment under the Agreement and/or termination of this Agreement.

7. RESTRICTIVE COVENANT. The Executive covenants and agrees as follows: the Executive shall not directly or indirectly, within the marketing area of the Employer (defined as the area within a fifty (50) mile radius of any office or branch of the employer) enter into or engage generally in direct or indirect competition with the Employer or any subsidiary of the Employer, either as an individual on his own or as a partner or joint venture, or as director, officer, shareholder, employment, agent, independent contractor, lessor or creditor of or for any person, while employed by the Bank and for a period of one (1) year after the date of termination of his employment, whether voluntary or involuntary. The foregoing restriction shall not be construed to prohibit the ownership by Executive of not more than five (5%) percent of any class of securities of any corporation which is in competition with the Employer, provided that such ownership represents a passive investment and that neither Executive nor any group of persons including Executive in any way, either, directly or indirectly, manages or exercises control of any such corporation, guarantees any of its financial obligations, otherwise takes any part in its business, other than exercising his rights as a shareholder, or seek to do any of the foregoing. The existence of any claim or cause of action of the Executive against the Bank, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Employer of this covenant. The Executive agrees that the restrictions set forth in this Agreement do not unreasonably interfere with his ability to obtain employment in his chosen field. The Executive also agrees that any breach of the restrictions set forth in Paragraphs 6, 7, and 8 will result in irreparable injury to the Employer for which they shall have no adequate remedy at law and the Employers shall been entitled to injunctive relief in order to enforce the provisions hereof. In the event that this paragraph shall be determined by any court of competent jurisdiction to be unenforceable in part by reason of it being too great a period of time or covering too great a geographical area, it shall be in full force and effect as to that period of time or geographical area determined to be reasonable by the court.

8. NON-SOLICITATION. Executive covenants and agrees that while employed by the Bank and not for a period of one (1) year after the termination of Executive’s employment, either voluntarily or involuntarily, Executive shall not, either directly or indirectly in any capacity whatsoever, (a) obtain, solicit, divert, appeal to, attempt to obtain, attempt to solicit, attempt to divert, attempt to appeal to any customers, clients or referral sources of the Employer to divert their business from the Employer; (b) Solicit any person who was employed by the Employer to leave the employ of the Employer. For purposes of this covenant, “customers, clients, and referral sources” shall include all persons who are or were customers, clients, or referral sources of the Employer at any time during the employment of Executive by the Bank. The non-solicitation covenant set forth in this paragraph 8. shall not be construed to prohibit a general advertising or marketing program directed toward the marketing area of the Employer but any subsequent employer of Executive. The existence of any claim by Executive, whether predicated upon this Agreement or otherwise, shall not constitute any defense to the Employer’s enforcement of or attempts to enforce this provision.

9. NOTIFICATION OF A NON-DISCLOSURE/TRADE SECRET, RESTRICTIVE COVENANT AND NON-SOLICITATION PROVISIONS. During his employment and for a period of one (1) year following termination of his employment with the Bank, Executive agrees to inform any prospective employer of the existence of the non-disclosure/trade secret, restrictive covenant and non-solicitation provisions of the Agreement.

10. TERMINATION AND PAYMENTS UPON TERMINATION.

a. Death of Executive. The Executive’s employment hereunder shall terminate upon his death. Upon his death, the Bank shall pay Executive’s then current Annual Base Salary (minus applicable taxes and withholdings) prorated through the date of death, together with the dollar value of any accrued vacation, the amount of any unreimbursed business expenses as of the date of termination, and the Employer shall compensate the surviving spouse to purchase an alternative health care plan on a cost basis consistent with all employees of the Bank up to a maximum of $1,200.00 per month for the term of this contract or for one (1) year after Executive’s death whichever is longer. Employer shall then have no further obligation to the Executive under this agreement.

b. Executive Disability. Executive’s employment shall be subject to termination by the Bank upon (30) days advance written notice in the event of Executive’s disability as defined herein. For purposes of this Agreement, “Disability” shall mean a physical or mental condition of the Executive (a) that shall have prevented Executive from performance of his duties as Chief Executive Officer, President, and Chief Financial Officer on a full-time basis (i.e., for purposes hereof, an average of no less than thirty five (35) hours per week ) during a period of ninety (90) consecutive days, and (b) that in the opinion, stated to a reasonable degree of medical certainty, of a physician licensed to practice in the Commonwealth of Pennsylvania, is likely to continue to prevent Executive from the performance of his duties on a full-time basis for an additional six (6) months or more. Executive only authorizes the release of his disability medical records to the Bank in the event Executive has not been able to work full-time for a period of ninety (90) consecutive days. In addition, in such event, Executive (a) authorizes any physician treating Executive to discuss Executive’s condition with authorized representatives of the Bank and to express opinions as to the prognosis of Executive’s recovery, and (b)

consents to such medical examinations by a licensed physician as the Bank may reasonably require in order to evaluate Executive’s condition and prospects for resumption of his duties on a full-time basis. Executive will execute such consents, releases and other documents as maybe reasonably requested by the Bank to enable the Bank to obtain the medical information contemplated hereby. The Bank shall use such information solely for the purposes of evaluating Executive’s continued employment under this Agreement. If Executive’s employment shall be terminated by reason of his disability, the Bank shall pay Executive his then current Annual Base Salary (minus applicable taxes and withholdings) prorated through the date of termination, together with the dollar value of any accrued vacation and the amount of any unreimbursed business expenses as of the date of termination, shall compensate the executive to purchase an alternative health care plan on a cost basis consistent with all employees of the Bank up to a maximum of $1,800.00 per month for the term of this contract or for one (1) year whichever is longer, and the Bank shall have no further obligation to the Executive under this Agreement.

c. For Cause Termination. The Bank may terminate the Executive’s employment hereunder for Cause. For purposes of this Agreement, the Bank shall have “Cause” to terminate the executive’s employment hereunder upon (1) the repeated failure by the Executive to substantially perform his duties hereunder following written notice to Executive specifying the nature of his deficient performance and the failure by Executive to initiate corrective actions to cure such deficiency within thirty (30) days of said notice; or (2) the engaging by the Executive in serious misconduct injurious to the Employer; or (3) the violation by the Executive of the provisions of Paragraphs 3,6,7, or 8 hereof after written notice from the Bank and a failure to initiate measures to cure such violation within thirty (30) days of said notice; or (4) the dishonesty or gross negligence of the Executive in the performance of his duties under this Agreement; or (5) the breach of Executive’s fiduciary duty to the Employer involving personal profit; or (6) the violation of any law, rule or regulation covering banks, or bank officers or any final and unappealable cease and desist order issued by a bank regulatory authority, any of which, directly and materially harms the business of the Employer; or (7) moral turpitude or other serious misconduct on the a part of the Executive which brings material public discredit to the Employer; or (8) a conviction of any felony. Any termination for Cause must be approved by: (1) the affirmative vote of a two-thirds (2/3) of the directors then in office of the Bank, prior to a Change of Control, or (ii) the affirmative vote of not less than eighty (80%) percent of the directors then in office of the Bank, following a Change of Control.

If the Executive’s employment shall be terminated for cause, the Bank shall pay the Executive his full Annual Base Salary (minus applicable taxes and withholdings) prorated through the date of the termination at the rate in effect at the time of termination, together with the dollar value of any accrued vacation and the amount of any unreimbursed business expenses as of the date of terminations, and the Bank shall have no further obligation to the Executive under this Agreement.

d. Resignation by Executive. The Executive may terminate his employment hereunder upon ninety (90) days written notice, however, the ninety (90) days written notice may be modified by mutual agreement of the parties. Upon Executive’s resignation, the Bank shall pay Executive his Annual Base Salary (minus applicable taxes and withholding) prorated through the date of termination at the rate then in effect at the time of the termination, together with the dollar value of any accrued vacation and the amount of any unreimbursed business expenses as of the date of termination, and the Bank shall have no further obligation to the executive under this Agreement.

e. Termination Without Cause. At any time while the Executive is employed under this Agreement, the Bank may terminate the Executive’s employment without cause and without advance notice. Upon such termination, the Bank shall pay Executive his then current Annual Base Salary (minus applicable taxes and withholdings) prorated through the date of termination, together with the dollar value of any accrued vacation and the amount of any unreimbursed business expenses as of the date of termination, plus an amount equal to one times Executive’s Annual Base Salary (minus applicable taxes and withholdings), subject to any limitation under Paragraph 11 of this Agreement. Payment of the amount due pursuant to this paragraph shall be paid over a twelve (12) month period, prorated in equal installments on the Bank’s regular paydays, unless the termination occurs within twenty-four (24) months after a Change of Control, as defined herein, in which case payment of two times Executive’s Annual Base Salary shall be in a lump sum within thirty (30) days after the date of termination. Executive also will be entitled to the continuation of life insurance, and the Bank shall compensate the employee to purchase an alternative health care plan on a cost basis consistent with all employees of the Bank up to a maximum of $1,800.00 per month for two (2) years after termination. The Bank shall have no further obligation to the executive under this Agreement.

f. Termination by Executive for Good Reason. The Executive may terminate his employment hereunder for Good Reason, in each case after notice from the Executive to the Bank within ninety (90) days after the initial existence of any such condition that such action or limitation of the Bank constitutes Good Reason and the failure of the Bank to cure such situation within forty-five (45) days after such notice. The term “Good Reason” shall mean (i) the material diminution of the Executive’s authority, duties and responsibilities, or (ii) any other breach by the Bank of its obligations under this Agreement.

If Executive shall terminate his employment for Good Reason, the Bank shall pay the Executive an amount equal to his then current Annual Base Salary (minus applicable taxes and withholdings) prorated through the date of termination, together with the dollar value of any accrued vacation and the amount of any unreimbursed business expenses as of the date of termination, plus an amount equal to one (1) times his then current Annual Base Salary (minus applicable taxes and withholdings), subject to any limitation under Paragraph 11 of this Agreement. Payment of the amount due pursuant to this paragraph shall be paid over a twelve (12) month period, prorated in equal installments on the Employer’s regular paydays, unless the termination occurs within twenty-four (24) after the occurrence of a Change of Control, as defined herein, in which case two times

Executive’s Annual Base Salary shall be paid in a lump sum within thirty (30) days following the date of termination. Executive also will be entitled to the continuation of life insurance, and the Bank shall compensate the employee to purchase an alternative health care plan on a cost basis consistent with all employees of the Bank up to a maximum of $1,800.00 per month for two (2) years after termination. The Bank shall have no further obligation to the Executive under this Agreement..

g. Non-Renewal by the Bank. At any time while the Executive is employed under this Agreement, the Bank may terminate the Executive’s employment pursuant to an election not to renew this Agreement as provided under Paragraph 1 above. Upon such termination, the Bank shall pay Executive his current Annual Base Salary (minus applicable taxes and withholdings) for a one (1) year period at the rate then in effect at the time of termination, together with the dollar value of any accrued vacation and the amount of any unreimbursed business expenses as of the date of termination, subject to any limitation under Paragraph 11 of this Agreement. The foregoing severance payments shall be made over a twelve (12) month period commencing on the effective date of termination prorated in equal installments on the Bank’s regular paydays, except in the case of an election not to renew made by the Bank within twenty-four (24) months after the occurrence of a Change of Control, the amount owing to Executive shall be two times Executive’s Annual Base Salary paid in a lump sum within thirty (30) days following the date of termination. The Bank shall have no further obligation to the Executive under this Agreement.

h. Non-Renewal by Executive. The Executive may terminate his employment pursuant to an election not to renew this Agreement as provided under Paragraph 1 above. Upon such termination, the Bank shall pay executive his current Annual Base Salary (minus applicable taxes and withholdings) prorated through the date of termination at the rate then in effect at the time of termination, together with the dollar value of any accrued vacation and the amount of any unreimbursed business expenses as of the date of termination, and the Bank shall have no further obligation to the Executive under this Agreement.

11. SECTION 280G LIMITATION. If any severance or salary continuation payments are to be made under the terms of paragraph 10 herein (together with any other payments which the Executive has the right to receive from the Bank as a result of the termination of Executive without cause by the Bank or the termination by Executive for Good Reason), and those payments shall be determined by the Bank’s or its successor’s, as the case may be, independent certified public accountants to constitute a “golden-parachute payment” under Section 280G of the Internal Revenue Code of 1986 (“Code”) and the regulations there under and any successor or similar code section and regulations there under; then the Executive agrees that such aggregate amount shall be reduced in order to avoid the excise tax imposed by section 4999 of the Code. All such amounts hereunder shall be determined by the Bank’s or its successor’s as the case may be, independent certified public accountants, whose determination shall be final and binding upon the parties and their successors to this Agreement.

12. AUTOMATIC TERMINATION. The parties agree that Executive’s employment under this Agreement shall not extend beyond the 31st day of December in the calendar year in which Executive’s 67th birthday occurs. Continued employment, if any, of Executive by the Bank thereafter shall be “at will” employment. Automatic termination in this section will not apply to the conditions in Section 10(g) Non-renewal by the Bank

13. DAMAGES FOR BREACH OF CONTRACT. In the event of a breach of this Agreement by either Bank or the Executive resulting in damages to the other party to this Agreement, the non-breaching party may recover from the party breaching the Agreement only those damages as set forth herein. In no event shall any party be entitled to the recovery of attorney’s fees or costs, except as provided in the last sentence of this Paragraph 13.

Notwithstanding the above, the Bank shall reimburse Executive for all reasonable attorney’s fees and costs incurred by Executive in connection with the enforcement of his rights under this Agreement after a Change of Control shall be paid by the Bank, or its successor, as the case may be, but only with respect to such claim or claims upon which Executive prevails.

14. DEFINITION OF CHANGE OF CONTROL. For the purposes of this Agreement, the term “Change of Control” shall mean: a Change of Control of a nature that would be required to be reported in response to Item 6(e) of schedule 14A of Regulation 14A and any successor rule or regulation promulgated under the securities Exchange Act of 1934 (the “Exchange Act”); provided that, without limitation, such a Change of Control shall be deemed to have occurred if (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Bank or any “person” who on the date hereof is a director or officer of the Bank, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Bank representing twenty-five (25) percent or more of the combined voting power of the Bank’s then outstanding securities; (b) during any period of two (2) consecutive years during the term of this Agreement, individuals who at the beginning of such period constitute the Board of Directors of the Bank cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds (2/3) of the directors then in office who were directors at the beginning of the period; or (c) the sale, exchange or transfer of all or substantially all of the Bank’s assets.

Notwithstanding the foregoing, a Change of Control shall only be deemed to have occurred under this Agreement if the Change of Control is, in addition to the requirements set forth in paragraph above, the Change of Control also meets the requirements of IRS Reg. §1.409A-3(i)(5).

Further notwithstanding the foregoing, the establishment of a bank holding company whereby the Bank becomes a subsidiary of such bank holding company shall not be a Change in Control under this Agreement.

15. DEFINITION OF DATE OF CHANGE OF CONTROL. For purposes of this Agreement, the date of Change of Control shall mean:

(a) the first date on which a single person and/or entity, or group of affiliated persons and/or entities, acquire the beneficial ownership of twenty-five (25%) percent or more of the Bank’s voting securities;

(b) the date of the transfer of all or substantially all of the Bank’s voting securities;

(c) the date on which a merger, consolidation or combination is consummated, as applicable; or

(d) the date on which individuals who formerly constituted a majority of the Board of Directors of the Bank under Paragraph 14, above, ceased to be a majority.

Notwithstanding anything contained herein to the contrary, if Executive’s employment is terminated and he reasonably concludes that such termination (i) was effected at the request of a third party who has expressed an intention to effect a Change of Control, or (ii) otherwise occurred in connection with or in anticipation of an actual or attempted Change of Control, then in such event a change of Control shall be deemed to have occurred on the date immediately prior to the date of termination of Executive’s employment.

16. NOTICE. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when hand-delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:  James L. Kifer

     159 Long Lane East

     Rimersburg, PA 16248

If to the Bank:    Attention: William E. Hager, III

     Clarion County Community Bank

     333 West Main Street

     Clarion, PA 16214

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

17. SUCCESSORS. This Agreement shall inure to the benefit of and be binding upon the Executive, the Bank and any of its successors or assigns, provided however, that the Executive may not commute, anticipate, encumber, dispose or assign any payment.

18. SEVERABILITY. If any provision of this Agreement is declared unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected and shall remain in full force and effect.

19. PAYMENT OF MONEY DUE DECEASED EXECUTIVE. In the event of Executive’s death, any moneys that may be due him from the Bank under this Agreement as of the date of death shall be paid to the person designated by him in writing for this purpose, or in the absence of any such designation to: (i) his spouse if she survives him, or (ii) this estate if his spouse does not survive him.

20. LAW GOVERNING. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. Furthermore, in the event that any proceeding is instituted to interpret or enforce any term hereof such proceeding shall take place exclusively in Clarion County, Pennsylvania.

21. ENTIRE AGREEMENT. This Agreement supersedes any and all agreements, either oral or in writing, between the parties with respect to the employment of the Executive by the Bank, and this Agreement contains all the covenants and agreements between the parties with respect to such employment.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be duly executed in their respective names and in the case of the Bank, by its authorized representatives, the day and year above mentioned.

ATTEST:	CLARION COUNTY COMMUNITY BANK

/s/ J. Fred Cherico	By:	/s/ William E. Hager, III
SECRETARY		WILLIAM E. HAGER, III
CHAIRMAN OF THE BOARD OF DIRECTORS

WITNESS:		EXECUTIVE:

/s/ Michael A. Fornof		/s/ James L. Kifer
JAMES L. KIFER

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